VEON Announces Delisting of GTH Shares from the Egyptian Exchange Amsterdam, 9 September 2019 – VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON, "VEON") today announces that the Egyptian Exchange (the "EGX") has published a Delisting Decree for VEON's subsidiary, Global Telecom Holding S.A.E. ("GTH") and, as a result, GTH's shares are expected to be delisted from the EGX at the end of today’s trading session. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the delisting of GTH. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON Contact information Investor Relations Nik Kershaw ir@veon.com Communications Kieran Toohey pr@veon.com